

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2016

Via E-mail
Mr. Glenn W. Welling
Chief Investment Officer
Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, CA 92660

> **Re:** **Benchmark Electronics, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 21, 2016 by Engaged Capital, LLC et al.**
> **File No. 001-10560**

Dear Mr. Welling:

We have reviewed your filing and have the following comments. References to prior comments are to comments in our letter dated March 18, 2016.

<u>Letter to Shareholders</u>

1. We note your response to prior comment 2. Please revise to include this representation within your filing.

<u>Background to the Solicitation, page 4</u>

2. We note your responses to prior comments 5 and 6 concerning your discussion with representatives of the company on February 19, 2016. Please revise to clarify that Mr. Welling stated at the meeting that "any settlement proposal or outline would need to include Mr. Springstubb." Additionally, please revise your current disclosure to eliminate the suggestion that representatives of Benchmark "did not indicate any willingness to consider any settlement options" if a settlement offer was not made.

<u>We Believe Benchmark Shares Are Deeply Undervalued, page 9</u>

3. Your response to prior comment 7 appears to indicate that your calculation of tangible book value per diluted share utilized the weighted-average number of shares of common stock outstanding for the three months ended December 31, 2015 on a non-diluted basis. Please revise to utilize the weighted-average number of shares outstanding on a diluted basis or advise. Additionally, revise to disclose how you calculate net tangible book value per diluted share and the inputs utilized.

<u>We Are Concerned with Benchmark's Inefficient Management of Working Capital, page 10</u>

4. Your response to prior comment 8 states that you do not believe it is practicable to estimate the countervailing adverse impacts on the company if it changes its receivables and payables terms in the manner described here. Please revise to balance your disclosure by describing potential adverse impacts. Alternatively, you may reference your conversations with the company's management team indicating that the advocated changes to the company's receivables and payables terms would not have an adverse impact on prices paid by the company's customers and the prices paid by the company to its suppliers, respectively.

<u>Form of Proxy</u>

5. Please provide a means for security holders to vote against each nominee, given that a majority voting standard may be in effect. See Instruction 2 to Rule 14a-4.

    You may contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
     Aneliya S. Crawford, Esq.
     Olshan Frome Wolosky LLP